Rule 424(b)(3)
SEC File No.: 333-72829




                              PROSPECTUS
                              ----------




                           12,349,094 Shares




               SUNRISE TECHNOLOGIES INTERNATIONAL, INC.




                             Common Stock



                     _____________________________


     We develop, manufacture and market laser systems for applications in ophthalmology. Substantially all of our business activities, including engineering and development, manufacturing, assembly and testing take place at our facility in Fremont, California. All of the shares of common stock offered in this Prospectus are being offered by the selling securityholders in transactions on the Nasdaq National Market System or in privately negotiated transactions. We will not receive any of the proceeds from the sales.

     Our common stock is traded on the Nasdaq National Market System under the symbol "SNRS." On June 17, 1999, the closing price reported on the Nasdaq National Market System was $10.5625 per share.


     THIS INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. They have not determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                     _____________________________


             The date of this Prospectus is June 18, 1999

                           TABLE OF CONTENTS


                              PROSPECTUS


                                                               Page
                                                               ----

ABOUT SUNRISE . . . . . . . . . . . . . . . . . . . . . . . .     1

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . .     2

FORWARD-LOOKING STATEMENTS. . . . . . . . . . . . . . . . . .     8

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . .     9

SELLING SECURITYHOLDERS . . . . . . . . . . . . . . . . . . .     9

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . .    14

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . .    15

INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . . .    15

WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . .    16

INCORPORATION OF INFORMATION WE FILE WITH THE SEC . . . . . .    16

                             ABOUT SUNRISE

     At Sunrise Technologies International, Inc., we develop, manufacture and market laser systems for applications in ophthalmology. Substantially all of our business activities, including engineering and development, manufacturing, assembly and testing, take place at our facility in Fremont, California.

     Since mid-1992, we have focused a significant portion of our efforts on engineering and development of our holmium laser corneal shaping process. This process, known as laser thermal keratoplasty or LTK, treats refractive errors of the eye, such as farsightedness and age-related loss of near focusing ability. The LTK system is based upon patented technology acquired in our acquisitions of in-process technology from Laser Biotech, Inc. and Emmetropix Corporation in 1992. Our LTK system is currently undergoing premarket clinical studies in the United States as required by the Food and Drug Administration. Prior to this time, we were primarily a developer and manufacturer of dental laser systems.

     Our working capital is seriously depleted due to our substantial losses in the past seven years. Sales of our existing ophthalmic products at current levels will not be sufficient to sustain the continued development and regulatory licensing of the laser thermal keratoplasty system. We have been able to raise additional working capital for all aspects of our business through the private placement of our common stock and convertible notes with warrants.

     We raised approximately $3,700,000 in the form of promissory notes with warrants in 1997, approximately $9,300,000, net of offering costs, in the form of promissory notes with warrants in January 1998, approximately $11,800,000, net of offering costs, from the sale of common stock in December 1998 and $10,000,000, net of offering costs, in the form of promissory notes with warrants in January 1999.

     Sunrise Technologies International, Inc. was incorporated in 1987 under the laws of the State of California and was reincorporated in 1993 under the laws of the State of Delaware. Our principal executive offices are located at 3400 West Warren Avenue, Fremont, California 94538; telephone (510) 623-9001.

                             RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this Prospectus before deciding to invest in shares of our common stock.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO REPORT LOSSES IN THE
FUTURE

     We have incurred substantial losses that have depleted our working capital and reduced our stockholders' equity. In addition, we expect that our business will continue to be a significant consumer of cash. Unless and until the FDA approves the domestic sale of our LTK system for performing laser thermal keratoplasty, our revenues will not be sufficient to cover our operating costs. We filed the premarket approval application for low hyperopia with the FDA on December 14, 1998. On January 28, 1999, the FDA determined that the premarket approval application is suitable for filing. The premarket approval application is scheduled for review at the July 22-23 meeting of the FDA. We do not expect FDA approval of our premarket approval application, however, until the second half of 1999, at the earliest.

     We funded our negative cash flows during 1996, 1997 and 1998 by the sale of additional equity and convertible debt with warrants. At
December 31, 1997, our cash and cash equivalents were approximately $1,958,000. At December 31, 1998, after consummation of the offering of promissory notes with warrants in January 1998 (approximate net proceeds of $9,300,000) and the sale of common stock in December 1998 (approximate net proceeds of $11,800,000), our cash and cash equivalents were approximately $9,889,000. Notwithstanding the proceeds of the offering of promissory notes with warrants in January 1999, we may be required to raise additional working capital during 1999 to fund our activities for late 1999 and beyond. There can be no assurance that additional funds can be raised on terms acceptable to us, if at all. Any additional equity or debt offerings will dilute the holdings of our stockholders.

     We expect to report operating losses during 1999. The losses will come primarily from the expenses of the FDA approval process and underlying clinical studies related to the LTK system. We will not have any domestic revenues from this product line unless and until we obtain the FDA approval. Our international revenues will not be sufficient to cover the cost of the approval process or our general operating expenses.

NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE TO US; ADDITIONAL CAPITAL WILL DILUTE THE HOLDINGS OF OUR STOCKHOLDERS

     Our stockholders have no preemptive rights. If we:

     1. commence a subsequent public or private offering of common stock, convertible debt, or preferred stock; or

     2. issue securities to consultants or other parties providing goods or services to us in lieu of or in addition to cash consideration,

our stockholders, who may not participate in any future stock issuance, will experience dilution of their equity investment. At this time, we cannot determine the potential dilution to our stockholders.

     We cannot assure that additional financing will be available, or if available, that it will be available on terms favorable to our stockholders. If funds are not available to satisfy our short-term and long-term operating requirements, we may limit or suspend our operations in the entirety or, under certain circumstances, seek protection from creditors. Our recent debt and equity offerings contained terms adverse to our then existing stockholders, with stock sales prices below the then market price of the common stock, convertible debt issued with interest rates above the prime rate of interest and warrants granted to investors without any substantial cash consideration to the Company. We believe that future financings undertaken prior to the commencement of sales of the LTK system in the United States may contain terms that could result in similar or more substantial dilution than that incurred by our stockholders from the sales of equity and convertible debt with warrants we undertook during 1996, 1997, 1998 and earlier this year.

WE COULD EXPERIENCE SUBSTANTIAL DELAY IN RECEIVING OR MAY NOT RECEIVE THE NECESSARY APPROVAL FROM THE FOOD AND DRUG ADMINISTRATION OF OUR PRE-MARKET APPROVAL APPLICATION FOR OUR LASER THERMAL KEROTOPLASTY SYSTEM

     The FDA and similar health authorities in foreign countries extensively regulate our activities. The FDA regulates the LTK system under the Food, Drug & Cosmetic Act, as a Class III medical device. Class III medical devices must have a premarket approval application ("PMA") approved by the FDA before commercial sales in the United States commence. The PMA process (and underlying clinical studies) is lengthy, the outcome is difficult to predict and the process requires substantial commitments of our financial resources and our management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the United States and other countries would postpone or prevent the marketing of the LTK system and other devices. Consequently, delays would impair our ability to generate funds from operations, which in turn would have a material adverse effect on our business, financial condition and results of operations.

     In addition to analyzing the LTK system itself, the FDA may also evaluate our public disclosures regarding the LTK system as part of the review and approval process. In this regard, we received in early September 1998 a letter from the FDA stating that recent press releases contained certain prohibited representations. The FDA did not require us to respond to the letter. We no longer, however, include the items described in the FDA letter in our public disclosures. We submitted our PMA on December 14, 1998 to the FDA, and we received notification from the FDA in a letter dated January 28, 1999 that our application has been accepted for filing. The PMA is scheduled for review at the July 22-23 meeting of the FDA.

     We cannot be certain that we will be able to timely obtain, if at all, the required approval of our PMA in the United States for our intended uses of the LTK system, or for any other devices which we may seek approvals or clearances. The FDA will subject us to pervasive and continuing regulation for any products that we manufacture or distribute.

     A new FDA regulation requires disclosure of the financial interests of clinical investigators. This new regulation applies to all new PMAs submitted on or after February 2, 1999. The purpose of this new regulation is to assist the FDA in determining if, and to what extent, the clinical studies supporting a marketing application may have been subject to investigator bias. Some of our current 11 clinical investigators of the LTK system have financial interests in us that meet the threshold for disclosure under this new FDA regulation. It is not possible to predict, however, what impact, if any, the disclosure of these interests would have on the FDA's review of the PMA we submitted for the LTK system.

     We received a CE (European Community) Mark of approval on our LTK device that allows us to sell the device in these countries. In addition to the CE Mark, however, some foreign countries may require separate individual foreign regulatory clearances. Although we have sold our products in approximately 15 countries, sales of the LTK system require rigorous regulatory approvals before we can sell them in the United States and certain other countries. We cannot assure that we will be able to obtain regulatory clearances for our products in the United States or other foreign markets.

WE DEPEND ON THE LTK SYSTEM AND MARKET ACCEPTANCE OF THAT SYSTEM IS UNCLEAR

     We intend to continue to concentrate our efforts primarily on the development of the LTK system and will be dependent upon the successful development of that system to generate revenues. We have not yet commercially introduced the LTK system in the United States. There can be no assurance that if approved by the FDA, the ophthalmic community or the general population will accept the LTK system as an alternative to existing methods of treating refractive vision disorders. Many ophthalmologists may have already invested significant time and resources in developing expertise in other corrective ophthalmic techniques. Acceptance of the LTK system may be affected adversely by

     .     its costs,

     .     concerns related to its safety and efficacy,

     .     the general resistance to use of laser products on the eye,

     .     the effectiveness of alternative methods of correcting
refractive vision disorders,

     .     the lack of long-term follow-up data, or

     .     the possibility of unknown side effects.

     Promotional efforts by suppliers of products or procedures which are alternatives to the LTK system, including eyeglasses, contact lenses and laser and non-laser surgical procedures, may also adversely affect the marketplace for the LTK system. Any failure to achieve broad market acceptance of the LTK system will have a material adverse effect on our business, financial condition and results of operations.

ONLY LIMITED CLINICAL DATA ABOUT THE LONG-TERM SAFETY AND EFFICACY OF THE LTK SYSTEM IS CURRENTLY AVAILABLE AND WE MAY BE REQUIRED TO UNDERTAKE FURTHER TESTING

     We have developed limited clinical data on the safety and efficacy of the LTK system in correcting hyperopia (farsightedness) and related long-term data. The FDA has not yet determined whether the LTK system will prove to be safe or effective for the predictable and reliable treatment of hyperopia or other common vision problems. Potential complications and side effects reported in studies to date from the use of the LTK system include

     .     mild foreign body sensation,

     .     temporary increased light sensitivity,

     .     modest fluctuations in refractive capabilities during healing,

     .     unintended over or under-corrections,

     .     regression of effect, and

     .     induced astigmatism.

     We cannot assure that long-term safety and efficacy data when collected will be consistent with the clinical trial results previously obtained or will demonstrate that the LTK system can be used safely and successfully to treat hyperopia in a broad segment of the population on a long-term basis. The FDA may require the Company to conduct further testing of the LTK system, thereby delaying the Company's efforts to generate revenue, or limit the scope of the FDA approval, thereby limiting the market for the LTK system.

OUR PRODUCT EMPLOYS PROPRIETARY TECHNOLOGY AND THIS TECHNOLOGY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES

     We hold United States process and apparatus patents for the use of holmium lasers in non-destructive cornea shaping. Other parties, however, hold process and apparatus patents relating to shaping the cornea with holmium lasers. Generally, an apparatus patent contains claims to a new and useful machine or device. A process patent generally contains claims to a new and useful process, art, or method, which may include a new use of a known process, machine, manufacture, composition of matter, or material. We believe that we are not infringing on any patents held by others. However, if patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of our holmium laser corneal shaping systems, use of the LTK system, or other procedures. Any claims for patent infringement could be time-consuming, result in costly litigation, divert technical and management personnel, or require us to develop non-infringing technology or enter into royalty or licensing agreements. We cannot be certain that we will not be subject to one or more claims for patent infringement, that we would prevail in any such action, or that our patents will afford protection against competitors with similar technology.

     If a court determines that the LTK system infringes, directly or indirectly, a patent in a particular market, the court may enjoin us from making, using and selling such system. Furthermore, we may be required to pay damages or obtain a royalty-bearing license, if available, on acceptable terms. Alternatively, if a license is not offered or available, we may be required to redesign those aspects of the LTK system held to infringe, directly or indirectly, to avoid such infringement. Any redesign could delay reintroduction of our products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on our business, financial condition and results of operations.

A COMPONENT OF THE LTK SYSTEM MAY BE COVERED BY A PATENT OWNED OR LICENSED BY A PARTY UNRELATED TO US WHICH MAY CAUSE US TO REDESIGN THE LTK SYSTEM, WHICH COULD DELAY COMMERCIALIZATION

     A component of the LTK delivery system is possibly covered by a patent owned by the University of Miami or licensed to another party. We believe that we will be able to conclude a satisfactory arrangement with the University of Miami or its licensee. If, however, we are unable to reach a successful agreement, we may have no rights to the component of the delivery system presently configured in the LTK system. If we are forced to redesign the LTK system, such redesign efforts could be time consuming, expensive and prolong FDA review.

A SIGNIFICANT NUMBER OF OUR SHARES ARE ELIGIBLE FOR SALE AND THEIR SALE COULD DEPRESS THE MARKET PRICE OF OUR STOCK

     Sales of substantial amounts of our common stock (including shares issued upon exercise of outstanding options and warrants and shares issued upon conversion of convertible notes) in the public market could depress the market price of our common stock. As of June 15, 1999, we had 43,880,976 shares outstanding and 9,932,391 shares reserved for issuance upon exercise of options and warrants or conversion of convertible notes.

LACK OF AVAILABILITY OF KEY SYSTEM COMPONENTS COULD RESULT IN DELAYS, INCREASED COSTS, OR COSTLY REDESIGN OF OUR PRODUCT

     Although some of the parts and components used by us in producing our products are available from multiple sources, we currently purchase most of our components from a single source in an effort to obtain volume discounts. Lack of availability of any of these parts and components could result in production delays, increased costs, or costly redesign of our products. We continually evaluate ways to minimize any impact to our business from any potential part or component shortage through inventory stockpiling and design changes to afford opportunities for multiple sources of supply for these essential components. Any loss of availability of an essential system component could result in a material adverse change to our business, financial condition and results of operations.

THE SUCCESS OF COMPETITIVE PRODUCTS COULD HAVE AN ADVERSE AFFECT ON OUR
BUSINESS

     The vision correction industry is intensely competitive. The significant competitive factors in the industry include

     .     price,

     .     convenience,

     .     success relative to vision correction,

     .     acceptance of new technologies,

     .     patient satisfaction, and

     .     government approval.


     Patients with hyperopia (farsightedness) can achieve vision correction with eyeglasses, contact lenses and possibly with other technologies and surgical techniques currently under development, such as

     .     corneal implants,

     .     human lens replacement,

     .     intra-ocular implantable contact lenses, and

     .     surgery using different types of lasers.

     The success of any competing alternative to the LTK system for treating hyperopia could have a material adverse effect on our business, financial condition and results of operations. Most of our competitors have substantially greater financial capabilities for product development and marketing than we do. These financial capabilities enable our competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner.

     The excimer laser is the dominant laser used for the treatment of refractive disorders. In the United States, VISX, Inc. and Summit Technologies, Inc. are the leading manufacturers of excimer refractive surgical systems. We believe the LTK system offers several distinct advantages over the use of excimer lasers for treating hyperopia, including ease of use and decreased invasiveness. Both VISX and Summit, however, have significantly greater financial resources than we do and have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness) and astigmatism. In addition, certain of our competitors, including Summit, have developed LTK devices for the treatment of hyperopia. Furthermore, one of our competitors, VISX, has received FDA approval to treat hyperopia in the United States with its excimer laser.

     Neither the Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia in the United States. Furthermore, Summit discontinued its clinical trials for treating hyperopia with its holmium laser system in 1996. Any alternative treatment offered by VISX or Summit, however, will have a competitive advantage. They are promoting their excimer laser products for correcting myopia (nearsightedness) using lasers and have established a base of customers that are currently using their products.

WE ARE DEPENDENT ON OUR MANAGEMENT AND KEY PERSONNEL TO SUCCEED

     Our principal executive officers and key personnel have extensive experience with our LTK system, the research and development efforts needed to bring the LTK system to market and the development of a marketing and sales program to be utilized in connection with the sales program to be implemented when the necessary FDA approval is received. The loss of the services of any of our executive officers or other key personnel, or our failure to attract and retain other skilled and experienced personnel on acceptable terms, could have a material adverse effect on our ability to continue the FDA trials related to the LTK system and subsequent sales and marketing efforts. This could have an adverse impact on our business and related financial condition.

LOSS OF DENTAL REVENUES SEVERELY REDUCED OUR REVENUES

     Before the sale of our dental assets in June 1997, the sale of our dental laser and air abrasive products constituted the majority of our revenues. These sales represented 98% and 69% of our revenues in 1996 and 1997, respectively. By selling the dental assets, we lost a significant source of continued revenue, although the dental assets made a negative contribution to our financial results.

THE MARKET PRICE OF OUR STOCK HAS HISTORICALLY BEEN VOLATILE

     The volatility of our common stock imposes a greater risk of capital losses on stockholders as compared to less volatile stocks. In addition, such volatility makes it difficult to ascribe a stable valuation to a stockholder's holdings of our common stock. Factors such as announcements of technological innovations or new products by our competitors, changes in domestic or foreign governmental regulations or regulatory approval processes, developments or disputes relating to patent or proprietary rights and public concern as to the safety and efficacy of the procedures for which the LTK system is used, have and may continue to have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market (and in particular the securities of technology companies such as ours) could experience extreme price and volume fluctuations unrelated to operating performance.

THE FAILURE OF KEY SUPPLIERS AND OUR PRODUCTS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY AFFECT OUR BUSINESS

     We are aware of the issues associated with computer systems programming code as the millennium (year 2000) approaches. The "Year 2000" problem is pervasive and complex because virtually every computer operation will be affected in the same way by the rollover of the two-digit year value to "00." The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     We are utilizing both internal and external resources to identify, correct or reprogram, and test our systems for Year 2000 compliance. As of March 31, 1999, the estimated costs of these reprogramming efforts have been approximately $250,000. We expect that the remaining costs to complete these reprogramming efforts will be less than $100,000. We anticipate that we will complete all of our reprogramming efforts by August 31, 1999, allowing adequate time for testing. This process includes obtaining confirmations from our primary vendors that they have developed (or are developing) plans to address processing of transactions in the year 2000. We expect to obtain these confirmations in writing prior to July 31, 1999. There can be no assurance, however, that the systems of other companies, on which our systems rely, will also be converted in a timely manner. Moreover, we cannot be certain that any such failure to convert by another company would not have a material adverse effect on our business, financial conditions or results of operations.

     We believe that we do not have a Year 2000 problem with the products we have sold in the past. We have not performed, however, an extensive review of these systems, and we are unlikely to be able to complete a review before January 1, 2000. In addition, we are designing a new product to replace our existing LTK system that will properly recognize date-sensitive information for the year 2000 and beyond. Although we plan to perform extensive testing of our new product, we cannot be certain that the new system will function properly until we deploy it in the field and subject it to extensive use. Any malfunction of a deployed system could have a material adverse effect on our business, financial condition or results of operations.

     We are not expecting to have a material accounts receivable exposure or significant amount of revenues with any one customer after December 31, 1999. Therefore, we are not pursuing verification of customer Year 2000 compliance at this time. Any failure to pay in a timely manner, or place orders for our products, by a significant number of individual customers or by a customer with a material accounts receivable balance, due to Year 2000 compliance issues would have material adverse effects on our business, financial condition or results of operations.

     We are currently developing a contingency plan to evaluate business disruption scenarios, coordinate the establishment of Year 2000 contingency plans and identify and implement the strategies. We expect to complete this detailed contingency plan by July 31, 1999.

                      FORWARD-LOOKING STATEMENTS

     Sunrise Technologies International, Inc. makes statements in this Prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 contains the safe harbor provisions that cover these forward-looking statements. We are including this statement for purposes of complying with these safe harbor provisions. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions including, among other things:

     .     continued losses and cash flow deficits;

     .     the continued availability of financing in the amounts, at the times and on the terms required to support our future business;

     .     inability to receive appropriate regulatory approval from the
Food and Drug Administration;

     .     uncertain market acceptance of our products;

     .     safety, efficacy and patent concerns regarding our products and technology;

     .     competition;

     .     reliance on key personnel; and

     .     unforeseen operational difficulties and financial losses due to year 2000 computer problems.

     Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this document may not occur.

                            USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling securityholders.

                        SELLING SECURITYHOLDERS

     The shares of common stock offered herein represent shares:

     .     acquired by the individuals and entities listed below through private placements of common stock in December 1998;

     .     that had been or may be acquired upon conversion of promissory notes or exercise of warrants issued by us in private placements in March 1997, January 1998 and January 1999; and

     .     that may be acquired upon exercise of warrants issued to
certain of our executive officers, consultants and non-employee directors.

     Absent registration under the Securities Act, the shares of common stock offered herein are subject to certain limitations on resale. The Registration Statement of which this Prospectus forms a part has been filed in satisfaction of certain registration rights we granted to the individuals and entities listed below.

     Certain of the individuals and entities listed below, Pennsylvania Merchant Group and M.J. Meehan & Co., are, or are affiliated with, members of the National Association of Securities Dealers, Inc. Pennsylvania Merchant Group has engaged from time to time, and in the future Pennsylvania Merchant Group and/or M.J. Meehan & Co. and/or their respective affiliates may engage, in market-making activities with respect to the common stock. Pennsylvania Merchant Group, M.J. Meehan & Co. and their respective affiliates have engaged from time to time, and in the future may engage, in purchase and sale transactions involving the common stock, including transactions with other NASD member firms. The individuals and entities listed below, including Pennsylvania Merchant Group and M.J. Meehan & Co., and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions, discounts or concessions and any gain realized by a person deemed to be an underwriter may be deemed to be underwriting compensation to such person. From time to time since 1994, Pennsylvania Merchant Group has provided financial advisor and investment banking services to us pursuant to engagement and other agreements. Under such agreements, we have agreed to indemnify Pennsylvania Merchant Group and certain of its affiliates and employees from and against certain losses and liabilities.


     The following table assumes that each of the individuals and entities listed below will sell all of the common stock offered herein set forth opposite such individual or entity's name. However, one or more of the individuals or entities listed below may sell only a portion or may sell none of the shares set forth opposite such individual or entity's name.

                                                                                         Common Shares
                                         Common Shares            Number of              Beneficially
                                      Beneficially Owned Prior      Shares             Owned After the
                                        to the Offering (1)        Held of               Offering (1)
                                     -------------------------   Record to be     -------------------------
                                      Number of       Percent    Sold in the       Number of      Percent
                                       Shares         of Class    Offering         Shares         of Class
                                     ----------     ----------   ------------     ----------     ----------
William M. Aden (2)                      57,143            *           57,143           --              *

Drs. Alan B. Aker and Ann G.
  Kasten-Aker (2)                     1,774,807           4.2%      1,289,050        485,757           1.1%
Amanda Alton                              1,000            *            1,000           --              *
Andrew Alton                              1,000            *            1,000           --              *
Bob Alton                                 1,000            *            1,000           --              *
Carley Alton                              2,000            *            2,000           --              *
David Alton                               1,000            *            1,000           --              *
Jill Alton                                1,000            *            1,000           --              *
Aragon Ventures LLC (2)               2,373,934           5.6%      2,305,200         68,734            *
Jay Alpha Arney, Alpha Group
  Corporation                           215,000           0.5%        215,000           --              *
Hank Asher                               50,000            *           50,000           --              *
Charles H. Bechert  IRA                  60,000            *           60,000           --              *
Charles H. Bechert II, M.D.              30,000            *           30,000           --              *
Sandra C. Belmont                         7,500            *            7,500           --              *
Harold P. Bernstein                      50,000            *           50,000           --              *
David A. Brewer (2)                      28,738            *           28,738             --            *
David C. Brown, M.D. (2)              2,342,341           5.5%        942,857      1,399,484           3.3%
Jeannie G. Cecka (2)                    268,477            *           50,000        218,477            *
Lawton and Rhea Chiles (2)              171,429            *          171,429           --              *
Edward F. Coghlan (2)                   125,000            *          125,000           --              *
Coutts (Jersey) Limited (2)             250,000            *          250,000           --              *
Allan R. Crevi and
  James F. Sullivan, JTWROS              14,285            *           14,285           --              *
Arthur S. DeMoss Foundation             100,000            *          100,000           --              *
Alexander M. Eaton                       14,500            *           14,500           --              *
Amir L. Ecker (2)                       150,000            *          150,000           --              *
Amir L. Ecker IRA (2)                   105,000            *          105,000           --              *
EDJ Limited (2)                          30,000            *           30,000           --              *
Paul H. Ernest (2)                       77,353            *            5,000         72,353            *
Jan Feldman                               4,285            *            4,285           --              *
Gary J. and Susan O. Ferrentino          20,000            *           20,000           --              *

                                                     10




                                                                                         Common Shares
                                         Common Shares            Number of              Beneficially
                                      Beneficially Owned Prior      Shares             Owned After the
                                        to the Offering (1)        Held of               Offering (1)
                                     -------------------------   Record to be     -------------------------
                                      Number of       Percent    Sold in the       Number of      Percent
                                       Shares         of Class    Offering         Shares         of Class
                                     ----------     ----------   ------------     ----------     ----------
Eric M. and Deborah K. Fogel,
  JTWROS                                 20,000            *           20,000           --              *
Gregory A. and Carol G.
  Frankenfield, JTWROS
  (2)                                     7,000            *            4,000          3,000            *
Jerre M. Freeman, M.D.                   28,571            *           28,571           --              *
J. L. Gayton, M.D.
J.L. Gayton, M.D. PC,
  401(k) Profit Sharing Plan             14,285            *           14,285           --              *
J.L. Gayton IRA (2)                      71,428            *           71,428           --              *
James P. Gills, M.D.                    285,714            *          285,714           --              *
Frank Goes, M.D.                         28,571            *           28,571           --              *
George H. Griffin (2)                   924,314           2.2%        575,714        348,600            *
Robert A. Haddad (2)                    158,712            *           50,000        108,712            *
The Haddad Family Trust
  (2)                                    57,477            *           57,477           --              *
Hanabusa Investments, Inc.
  (2)                                    28,738            *           28,738           --              *
David I. Herbst                           6,000            *            6,000           --              *
Don S. and Mary R. Hershman, JTWROS       3,000            *            3,000           --              *
William Wells Hutchins                   25,000            *           25,000           --              *
Mitchell A. Jackson, M.D.                25,714            *           25,714           --              *
Maurice John                             14,285            *           14,285           --              *
Gerald Jones                              1,000            *            1,000
Dave Kenly                               15,000            *           15,000           --              *
Erin Kenly                                1,000            *            1,000           --              *
Steve Kenly                               4,000            *            4,000           --              *
Joseph D. Koenig (2)                    165,404            *           50,000        115,404            *
Thomas Kohnen (2)                         5,000            *            5,000           --              *
Manus C. Kraff (2)                      407,849            *          287,384        120,105            *
Stephen J. Landes                         3,000            *            3,000           --              *
Susan Smith Lorigan Trustee UTD
  7/21/97 FBO Susan Smith Lorigan
  1997 Revocable Trust                    7,766            *            7,766           --              *
Mary Losty (2)                           27,000            *           27,000           --              *
Paul M. Malin (2)                       258,373            *           30,000        228,373            *
Robert Gale Martin (2)                  200,000            *          200,000           --              *
Robert Maynor                            14,285            *           14,285           --              *
Peter J. McDonnell (2)                    5,000            *            5,000           --              *
Scott McQueen (2)                        10,000            *           10,000           --              *
M.J. Meehan & Co. LLC (2)                86,215            *           86,215           --              *



                                                     11




                                                                                         Common Shares
                                         Common Shares            Number of              Beneficially
                                      Beneficially Owned Prior      Shares             Owned After the
                                        to the Offering (1)        Held of               Offering (1)
                                     -------------------------   Record to be     -------------------------
                                      Number of       Percent    Sold in the       Number of      Percent
                                       Shares         of Class    Offering         Shares         of Class
                                     ----------     ----------   ------------     ----------     ----------
Terence S. Meehan                        20,000            *           20,000           --              *
Dr. Salomon and Flor Melgen,
  Tenancy by the Entirety (2)         1,123,893           2.6%      1,003,336        120,557            *
Jeffrey Meloche (2)                      85,714            *           85,714           --
Joe Meloche (2)                          85,714            *           85,714           --              *
Hugo Nano (2)                             5,000            *            5,000           --              *
Michael M. Nesbitt                       20,000            *           20,000           --              *
Daniel J. O'Connor (2)                   28,571            *           28,571           --              *
Pacific National Bank Custodian for
  benefit of Richard T. VanRyne IRA      79,625            *           57,477         22,168            *
Joel Packer                              14,286            *           14,286           --              *
Pennsylvania Merchant Group (2)         227,442
Joseph Piccirilli                        14,286            *           14,286           --              *
Porter Partners, L.P. (2)               141,000            *          141,000           --              *
Emanuel S. Rosen (2)                      5,000            *            5,000           --              *
Leonard Roytman (2)                      50,000            *           25,000         25,000            *
Donald Sanders, M.D.                    668,062           1.6%        285,714        382,348            *
William R. Schlichtemeier, M.D.          14,285            *           14,285           --              *
Joseph W. Shaffer                        50,000            *           50,000           --              *
Donald R. Sanders, IRA, CIBC
  Oppenheimer Corp. as Trustee
  (2)                                 1,105,766           2.6%        945,766        160,000            *
Sol-Rich Capital Group LLC               28,571            *           28,571           --              *
Regina Stancel (2)                      205,215            *           86,215        119,000            *
Douglas L. Steele, MD TTEE
  a Prof. Corp. Profit Sharing
  Plan UAP                               14,285            *           14,285           --              *
Byron A. and Caroline B. Stratas        124,285            *          124,285           --              *
C. Russell Trenary, III (2)
Richard T. VanRyne (2)                  486,375           1.1%        452,000         34,375            *
Rogelio Villareal (2)                     5,000            *            5,000           --              *
M. Jay Walkingshaw                       14,300            *           14,300           --              *
Daniel W. Welch and
  Marcia McBride Welch                   60,000            *           60,000           --              *
Joyce P. Wexler                           3,000            *            3,000           --              *
Dennis L. Williams, M.D.                 92,857            *           92,857           --              *
Bill Wimberly                             2,000            *            2,000           --              *
Carolyn Wittenbraker                      7,857            *            7,857           --              *






                                                     12




                                                                                         Common Shares
                                         Common Shares            Number of              Beneficially
                                      Beneficially Owned Prior      Shares             Owned After the
                                        to the Offering (1)        Held of               Offering (1)
                                     -------------------------   Record to be     -------------------------
                                      Number of       Percent    Sold in the       Number of      Percent
                                       Shares         of Class    Offering         Shares         of Class
                                     ----------     ----------   ------------     ----------     ----------
Allan Wulfstat                            3,000            *            3,000           --              *
Irwin L. Zalcberg                        20,000            *           20,000           --              *
Irwin L. Zalcberg Profit Sharing
  Plan Dtd. 8/15/84 Irwin Zalcberg
  TTEE                                   14,286            *           14,286           --              *


________________

*    Less than one percent.

     (1)   Determined as of June 14, 1999.

     (2)   Some or all of the shares being registered for this investor are currently represented by warrants convertible into our common stock at the sole discretion of the selling securityholder.



























                                                     13

     Effective as of April 22, 1999, the payment-in-kind notes we issued in 1997 were converted into approximately 1,250,000 shares of our common stock, which shares are included in this registration.

     Included in the shares being registered are the following outstanding warrants:

        Number of
         Warrants        Exercise Price        Expiration Date
        ---------        --------------        ---------------
          304,286                $1.000               02/26/02
          614,071                $1.000               03/07/02
          337,857                $1.000               03/20/02
            7,500                $1.000               11/25/02
           35,000                $3.690               11/25/02
        1,640,000                $3.000               01/15/03
          150,000                $4.375               10/31/03
          148,950                $0.010               01/01/04
           75,000                $4.690               01/01/04
          402,000                $5.310               01/01/04
          430,000                $5.940               01/01/04
           50,000                $5.940               01/22/04
          150,000                $4.313               01/22/04
        ---------
Total   4,344,664
        =========

                         PLAN OF DISTRIBUTION

     Some or all of the common stock offered herein may be offered for sale and sold from time to time by the individuals and entities listed above in the over-the-counter market (or any national securities exchange or interdealer quotation system on which the common stock may then be listed), or in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the individuals and entities listed above may engage in short sales and other transactions in the common stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the common stock offered herein in connection therewith. This Prospectus may be used by the individuals and entities listed above or by any broker-dealer who may participate in sales of the common stock offered herein. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of the common stock offered herein. We have not entered into any agreements or arrangements relating to the sale of the common stock offered herein.

     We have agreed to pay the expenses of registering the common stock offered herein on behalf of the individuals and entities listed above, other than broker-dealer commissions, discounts or concessions and any legal fees incurred by the individuals and entities listed above in connection with sales of the common stock offered herein. The Company and the individuals and entities listed above have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                EXPERTS

     The consolidated statements of operations, stockholders' equity and cash flows of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern) included therein and incorporated herein by reference. Such consolidated statements of operations, stockholders' equity and cash flows are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1998, incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             LEGAL MATTERS

     Certain legal matters with respect to the validity of the Offered Shares will be passed upon for the Company by Holleb & Coff, Chicago, Illinois. Eric M. Fogel, a partner with the law firm of Holleb & Coff, is presently the Secretary of the Company and certain of such firm's partners own shares of common stock, some of which are the selling securityholders.

                            INDEMNIFICATION

     Section 102(b)(7) of the General Corporation Law of the State of Delaware grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Certificate of Incorporation of the Company contains a provision eliminating director liability to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director:

     .     for any breach of such director's duty of loyalty to the
Company or its stockholders;

     .     for acts or omissions not in good faith or which involve
intentional misconduct or a knowing violation of law;

     .     under the Delaware statutory provision making directors
personally liable, for improper payment of dividends or improper stock purchases or redemptions; or

     .     for any transaction from which the director derived an improper personal benefit.

     This provision offers persons who serve on the Company's Board of Directors protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under federal securities laws.

     Section 145 of the Delaware law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Company's By-laws provide that the Company shall, subject to limited exceptions, indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware Law. The Company's By-laws provide further that the Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware law. Such indemnification rights include reimbursement for expenses incurred by such director, executive officer, other officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware law.

     The Company has entered into agreements with certain of its directors and officers pursuant to which the Company has agreed to indemnify such directors and officers to the fullest extent permitted under applicable law. In addition, the Company has purchased insurance containing customary terms and conditions as permitted by law on behalf of its directors and officers, which may cover liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to these provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                  WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

           INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     .     incorporated documents are considered part of the Prospectus;

     .     we can disclose important information to you by referring you to those documents; and

     .     information that we file with the SEC will automatically update and supersede the Prospectus.

     We are incorporating by reference the documents listed below which were filed with the SEC under the Exchange Act:

     .     Annual Report on Form 10-K for the year ended December 31,
1998, including the portions of our proxy statement, dated April 9, 1999, incorporated by reference in such report;

     .     Annual Report on Form 10-K/A for the year ended December 31,
1998

     .     Current Report on Form 8-K, dated January 1, 1999;

     .     Current Report on Form 8-K, dated March 10, 1999;

     .     Current Report on Form 8-K, dated March 20, 1999;

     .     Current Report on Form 8-K, dated April 6, 1999;

     .     Current Report on Form 8-K, dated May 5, 1999;

     .     Quarterly Report on Form 10-Q for the quarter ended March 31,
1999; and

     .     Definitive proxy statement filed under Section 14 of the
Exchange Act in connection with the stockholders' meeting held on April 30, 1999.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of the Prospectus but before the end of the offering:

     .     Reports filed under Sections 13(a) and (c) of the Exchange Act;

     .     Definitive proxy or information statements filed under
Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     .     Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

           Sunrise Technologies International, Inc.
           Attn:  Ms. Sylvia Ward
           Acting Controller
           3400 West Warren Avenue
           Fremont, California 94538
           Tel:  (510) 623-9001
           http://www.sunrise-tech.com

     You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling securityholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

     This Prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-72829).

=======================================================================








                           12,349,094 Shares





               SUNRISE TECHNOLOGIES INTERNATIONAL, INC.




                             Common Stock







                              ----------
                              PROSPECTUS
                              ----------
















                             June 18, 1999
















=======================================================================